

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Via Email
Mr. Gregory A. Whirley, Sr. VP – Finance and Interim Chief Financial Officer
Lumber Liquidators Holdings, Inc.
3000 John Deere Road
Toano, Virginia 23168

>   **Re: Lumber Liquidators Holdings, Inc.**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed February 25, 2015**
>   **Form 10-Q for the quarter ended March 31, 2015**
>   **Filed April 29, 2015**
>   **File No. 1-33767**

Dear Mr. Whirley:

We have reviewed your June 19, 2015 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2015 letter.

General

Please supplementally provide the following information regarding product other than laminate which was produced in China:

- Quantify the amount of your sales in the most recent quarter and year end that represents sales of such products and separately quantify sales of engineered hardwood which was produced in China;

- Tell us how much of this inventory you held at the end of the most recent quarter and year end and separately quantify engineered hardwood in inventory that was produced in China;

- Tell us whether you have discontinued sales of any of these products; and

- Tell us whether you have any lawsuits related to these products.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Livingston Haskell, General Counsel